07028127

Emeco Holdings Limited

8 November 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
NOV 1 3 2007
PROCESSING SECTION
185
WASH, D.C.

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 7 November 2007 – Chairman's Address – 2007 AGM*
2. *Market Announcement, 7 November 2007 – Managing Director's Address – 2007 AGM*
3. *Market Announcement, 7 November – Results of 2007 AGM*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (3)

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

11/20

Emeco Holdings Limited

Chairman's Address to the 2007 Annual General Meeting

I intend to make just a few brief comments about the company's performance for the past year before handing over to Laurie Freedman our Chief Executive to talk in more detail about the past year and to provide some commentary on current trading conditions and outlook.

The 2007 financial year has been an important one for Emeco following our listing on the Australian Stock Exchange in July 2006.

Profit performance

In our first full year we had ambitious profit growth aspirations and we were for the most part able to deliver on them. Pro-forma earnings before interest tax and amortisation increased by 43.7% to $128.5 million. Net profit after tax was $74.7 million with pro-forma earnings per share at 11.8 cents.

Our fully franked dividend for the year was 3.5 cents a share, which was broadly in line with our dividend policy of full franking and distributing 35 to 45% of our profits as dividends.

Strategy

We have continued to work on our key strategic objectives of:

- Consolidating Emeco's leading position in the rental of heavy earthmoving equipment in Australia and Indonesia.
- Taking Emeco's successful dry hire model to both Canada and the US.
- Growing our global procurement capability through the establishment of a facility in Europe to complement our existing US capability.

Good progress has been made in all of these areas.

In Australia the acquisitions of Bevans in Orange and the JK Mining assets in Queensland have contributed significantly to our rental business.

In North America, while it is still early days, we continue to be encouraged by the growing acceptance of the Emeco dry hire model in these markets and we have now moved to better support our operations with purpose built maintenance facilities in Kentucky, supporting our operations in the Appalachian coal areas of the US and in Alberta, to be completed in the next few months, supporting our operations in the Canadian tar sands areas.

In Europe, we now have a first class workshop and sales facility at Hardenberg in the north east of the Netherlands following the acquisition of the Euro Machinery business in January this year.

The Board remains convinced that the significant investment in both people and resources that we are making in these areas are worthwhile to build long term value for shareholders.

Laurie will talk in more detail about our strategic initiatives.

Our People

Emeco has a very experienced management team that have been involved in growing the business to where it is today. As the company has expanded we have continued to add new members to the team to improve capability and to allow for orderly succession in the future. Over the past year there have been a number of key appointments who are already making a very solid contribution.

On behalf of the board I would like to publicly thank the team for the very strong contribution they have made to the company over the past year. As you may know the senior managers in Emeco are for the most part also significant shareholders in the company and their interests are strongly aligned with shareholder interests.

At the board level, Stuart Fitton stepped down during the year and on behalf of the board I would like to thank Stuart for his contribution to the company.

Safety

One area we have worked hard on this year is our safety performance. We know that it is imperative that our employees have a safe environment to work in and treat their own personal safety and that of their work colleagues as a very high priority.

Good safety performance underpins good management. One of the lessons I learned during 40 years in industry is that safe organisations are generally speaking also well managed and successful organisations.

Solid progress has been made on lifting the profile of safety within Emeco and putting in place systems to track our performance. Needless to say it will remain a very high priority for the board as we move forward.

The Future

Emeco is a solid company with the leading position in Australia in the dry hire of heavy earthmoving equipment to mining companies. We think this flexible and durable business model can be successfully expanded offshore in selected mining areas.

Further we believe there are good growth opportunities globally for sales and spare parts activities associated with Emeco's range of heavy equipment.

Our confidence in the company is underpinned in part by our confidence in a continuing strong resource sector globally.

I would like to thank you - our shareholders for your support of the company over the past year.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Nov-2007
Time	11:52:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's address to the 2007 AGM

Emeco Holdings Limited

Managing Director's Address to the 2007 Annual General Meeting

The year has been an exciting period with a number of significant challenges for us in our first full year as a public company and we feel we have successfully completed the transition from private to public ownership.

While our markets presented a number of opportunities throughout the year, we also experienced a number of operating challenges. Management has addressed each of them as they emerged and we delivered a result which exceeded prospectus forecast performance. For us, the forecasts were a commitment to you, our new shareholders and other Emeco stakeholders. We believe we have delivered on that commitment.

Building for the long term

Notwithstanding our responsibility to achieve the forecasts, we had to ensure our business plans were achieved in a manner which built upon our existing foundations, ensuring the further development of a sustainable future for the Company. During the year, with this long term vision in mind, we succeeded in continuing to grow our business in a commercially sustainable manner.

Investing in the business

We invested a total of $243.2 million during the year. This comprised $182.9 million in growth capital of which $135.2 million was invested in organic growth and $47.7 million was invested in acquisitions. In addition, we invested $60.3 million in maintenance capital and $71.7million in additional tyre and sales inventories. This expenditure was financed predominantly from

operating cashflow ($93 million), from disposal proceeds ($47.3 million) and further drawdown of our debt facilities. Our fleet of rental machines increased by 199 machines to a total of 1013. We have also commenced constructing new custom built maintenance facilities at two branches this year in Fort McKay, in Alberta province, Canada and in London, Kentucky, USA, with the latter now being operational. These new facilities will enhance our maintenance capability and enable us to improve on our international reputation as a supplier of reliable and highly productive machines, which we are renowned for in Australia.

Major achievements during the year

We completed four strategically important acquisitions during the year.

- In July 2006, we completed the acquisition of the Bevans business based in Orange NSW.

- In the same month, we acquired a large package of assets from TSM North America Inc. deployed under short term rental contracts in Kentucky and West Virginia in the USA. This acquisition has provided us with a platform to take advantage of growth opportunities and pursue our strategy to expand our business model throughout the Appalachian coal mining region in South-Eastern USA.

- In January 2007 we acquired the Euro Machinery businesses based in the Netherlands and fulfilled our strategic vision of establishing a truly global presence to support our procurement and distribution capabilities. Following the acquisition we transferred the business to a new state of the art machinery workshop, sales yard and office facility in Hardenberg, which is located 1½ hours by road from Amsterdam and Rotterdam and in close proximity to key port facilities in the Netherlands and Germany.

- In late June 2007 we completed the acquisition of JK Mining's earth moving fleet and immediately put it to work at Kagara Zinc's Balcooma mine in Queensland. The acquisition of the JK Mining assets and their deployment with Kagara Zinc are important strategic developments for Emeco and further advanced our strategy of diversifying our resources sector exposure by pursuing opportunities to hire our machines and provide our services to base metal producers.

As mentioned at the full year results presentation, in anticipation of an emerging global tyre shortage we established a long term supply contract with a major global tyre manufacturer which will ensure supply of our existing and growing tyre requirements into the future. This will eliminate a potentially significant growth constraint for years to come.

We have continued to reinforce our global procurement capability by establishing relationships with many independent, regionally located brokers who now deal directly with us as their main distribution channel.

Another significant achievement has been the area of our corporate and administration support. We have institutionalized many of our core processes and have established first class reporting systems and moved significantly to real time reporting. This provides operational management with increased information to assist in managing the individual businesses. While we have some way to go before being totally satisfied, we have made a significant improvement in this area.

Our people

Despite the labour shortages faced in all of our major markets, we significantly stepped up our level of recruitment both in Australia and in our offshore operations during the year. We have recruited a number of very senior experienced leaders which has reinforced the quality of our leadership and enables us to continue pursuing our growth ambitions both in Australia and around the world. We now have over 800 employees spread around the world.

We have always been committed to ensuring the safety of our employees, contractors and visitors. However, during the year we reviewed our safety performance and decided we could do better. We set about embedding in our culture the importance of excellent safety management. We committed additional people, resources and senior management attention to safety across the group. The results so far have been pleasing, however, the process of developing and improving safety systems is a continuous one which does not have an end date. My fellow directors and I will continue to take a direct and personal interest in this area.

Our business model

In the past 12 months we have continued to experience an increasing level of demand for our rental fleet, particularly in Australia and Canada. Our dry hire model continued to gain acceptance amongst the end users of heavy earth moving equipment and we continued to refine our product offering.

We now offer a range of rental alternatives to our customers, from simple dry equipment hire to a full asset maintenance service. This enhancement of our value proposition has resulted in the deepening of relationships with some existing customers and is one of the primary drivers of the increased level of enquiry we are experiencing. We are continuing to embed ourselves deeply into the core production processes of many of our customers and in doing so, we are building a more secure and sustainable future. We are especially focusing on major blue chip customers who are culturally aligned to partnering and who are seeking secure long term relationships.

Our markets

Conditions in our major mining and construction markets around the world generally remain strong; however we are seeing weakness in the US which will continue to impact our business in the short to medium term.

Our Current Performance and Outlook

We expect FY2008 earnings to exceed FY2007 earnings, however, the bulk of the uplift will occur in the second half of FY2008, with earnings in the first half of FY2008 expected to come in roughly in line with earnings in the first half of FY2007.

The Australian Rental business and our European business are both tracking strongly in line with expectations, but our Australian Sales business and our other international businesses have experienced some weakness, particularly the US. However, we are optimistic about the prospects of our offshore businesses and believe the investment we have made in the US will ultimately prove to be a significant contributor to group earnings.

Australia

In Australia, our Rental and Parts businesses, representing the substantial majority of our earnings (76% of FY2007 EBITDA) continue to trade in line with expectations. Although strong prevailing market conditions support our Australian Rental business, rail and port constraints in QLD and NSW remain a significant offsetting influence restricting some organic growth opportunity in the coal industry. However, these constraints are expected to ease as major capacity expansion projects at the Dalrymple Bay Coal Terminal in Queensland and at Newcastle in New South Wales are completed in 2008 and 2009 respectively.

In contrast, our Sales business has struggled, with international shipping constraints delaying the receipt of inventory from overseas, particularly the US, resulting in our Sales business performing below expectations. A strong pick up in Sales has already occurred in October and this positive trend is expected to continue into the second half as overseas inventory is delivered for sale. We currently have forward sales commitments of $35 million on inventory due to be delivered in the second half.

International

The outlook for Indonesia is very promising with the weakness flagged at the full year result presentation beginning to subside. Although low utilization levels continued to characterize the first quarter, looking forward, we are experiencing a major recovery in demand - 38 pieces of equipment were re-deployed during October lifting current utilisation levels to circa 80+%.

Canada has tracked a little below expectations because of low utilization of some of the larger sized equipment we acquired during the later part of FY07 and the first quarter of FY2008. We are now witnessing the emergence of a major new phase of construction and pre-stripping in the Oil Sands patch which is creating new demand for our equipment, particularly our larger sized equipment. In addition, our marketing push into neighbouring British Colombia and Saskatchewan appears to be delivering and we expect momentum to improve significantly upon our first quarter's result as we move forward.

The US remains challenging and whilst investment continues to drive capability improvement, the emergence of the US business remains a slow process. Broader market conditions are

contributing to this, with weakness in the civil construction markets expected to continue into the near term. A welcome feature on the horizon is improving Appalachian Coal prices which are now up 20% compared with prices one year ago. This is leading to the emergence of a number of new rental opportunities. Also the strengthening of the Australian $ against the US$ and the high level of availability of equipment that is idle in the US, is providing an exceptional opportunity to acquire very good quality, competitively priced used equipment for arbitrage around the Emeco global network.

While we expect the US to remain challenging in the short term, we are committed to continuing our strategy of building increased operational capability for the future given the benefits that will be forthcoming when activity levels inevitably recover. In addition to building upon our existing presence, our focus is to increase revenue from our current installed capacity whilst constraining costs to a minimum. We expect a marked improvement in our US business in the 2nd half of the year as we are well advanced towards securing a number of significant rental opportunities.

Europe has delivered above expectations during the first quarter of the new financial year. The existing Procurement and Sales businesses continue to enjoy a healthy outlook for the future. We are currently exploring a number of opportunities to further expand our market presence within the region.

Acquisition opportunities

M&A remains a key component of our growth strategy and we continue to explore opportunities that meet our financial and strategic objectives. Across all regions, we are actively pursuing a significant number of acquisition opportunities with a reasonably high probability of closure. Whilst our goal is to complete acquisitions which satisfy our investment criteria in the shortest possible timeframes, we do not expect to see a material contribution to our earnings from completed acquisitions until the second half of FY2008. To ensure we successfully secure additional growth through sustainable acquisition endevours, we recently announced the appointment of Robin Adair, our current CFO to a newly created role of Corporate Strategy and Development. We are now conducting a global search to fill our vacant CFO role.

In summary, we expect to experience a relatively flat first half year, but with a number of new organic growth opportunities secured, the completion of some acquisition opportunities, a recovery in Australian Sales, Indonesia, and US improvement, the second half of the year is shaping up to be a much stronger six months. We are continuing to vigorously pursue our vision of building a globally based platform to establish a secure future earnings capability. Significant progress has been made over the last twelve months. Whilst this is having some impact to our profitability in the short term, substantial benefits from this strategy will emerge in the medium term.

We anticipate providing further guidance at our half year results presentation in February 2008, when we will have better visibility on the market drivers and their likely impact in our full FY2008 performance.

I would like to thank our shareholders for their continuing support and I look forward to reporting further progress to our shareholders at the first half results briefing in February, 2008.

Thank you.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Nov-2007
Time	11:51:47
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Managing director's address to the 2007 AGM

Emeco Holdings Limited

7 November 2007

Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgment

Dear Sir/Madam

Results of annual general meeting held on 7 November 2007

In accordance with listing rule 3.13.2 we advise that all of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands.

In accordance with section 251AA of the Corporations Act, we set out below details of the proxies received in respect of each of the resolutions.

Resolution 1: Election of Mr Greg Minton

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
302,875,399	12,030,706	121,392	8,028,105

Resolution 2: Adoption of remuneration report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In favour	Against	Abstention	Proxy's discretion
305,709,632	9151,016	296,219	7,898,735

Yours faithfully

Mike Kirkpatrick
Company Secretary

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Nov-2007
Time	13:27:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

END